82-3769

(A free translation of the original in Portuguese)

Acesita S.A.

Report of Independent Accountants on Limited Reviews of Quarterly Information June 30, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua dos Inconfidentes, 1190 9º
30140-120 Belo Horizonte, MG - Brasil
Caixa Postal 289
Telefone (31) 269-1500
Fax (31) 261-6950
www.pwc.com/br

(A free translation of the original in Portuguese)

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
ACESITA S.A.

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Acesita S.A. for the quarters and periods ended June 30 and March 31, 2005 and June 30, 2004. This information is the responsibility of the Company's management.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 Our reviews were carried out for the purpose of issuing a report on the accounting information, mentioned in the first paragraph, taken as a whole. The statements of cash flows and of added value are presented to provide supplementary information on the Company, and are not required as an integral part of the Quarterly Information (ITR). The statements of cash flows and of added value for the quarters and periods ended June 30, 2005 and 2004 were subjected to the review procedures mentioned in the second paragraph and we are not aware of any material modifications that should be made to the Quarterly Information (ITR) taken as a whole.

Belo Horizonte, July 27, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Contador CRC 1RS044214/O-9 "S" MG

1915 · 2005
90 ANOS Brasil
PRICEWATERHOUSECOOPERS

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2005

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89
4 - State Registration Number – NIRE		
31300042707		

01.02 - HEAD OFFICE

1 - ADDRESS			2 - SUBURB OR DISTRICT	
Avenida João Pinheiro, 580			Centro	
3 - POSTAL CODE	**4 - MUNICIPALITY**		**5 - STATE**	
30130-180	Belo Horizonte		MG	
6 - AREA CODE	**7 – TELEPHONE**	**8 - TELEPHONE**	**9 - TELEPHONE**	**10 - TELEX**
31	3235-4111	3235-4220	3235-4327	311030
11 - AREA CODE	**12 – FAX**	**13 - FAX**	**14 - FAX**	
31	3235-4300	3235-4264	3235-4294	
15 - E-MAIL				
finance@acesita.com.br				

01.03- INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME				
Gilberto Audelino Correa				
2 – ADDRESS			**3 - SUBURB OR DISTRICT**	
Av. João Pinheiro, 580			Centro	
4 - POSTAL CODE	**5 - MUNICIPALITY**			**6 - STATE**
30130-180	Belo Horizonte			MG
7 - AREA CODE	**8 – TELEPHONE**	**9 - TELEPHONE**	**10 - TELEPHONE**	**11 - TELEX**
31	3235-4220	-	-	-
12 - AREA CODE	**13 – FAX**	**14 - FAX**	**15 - FAX**	
31	3235-7218	-	-	
16 - E-MAIL				
finance@acesita.com.br				

01.04-GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	**2-END**	**3-QUARTER**	**4-BEGINNING**	**5-END**	**6-QUARTER**	**7-BEGINNING**	**8-END**
1/1/2005	12/31/2005	2	4/1/2005	6/30/2005	1	1/1/2005	3/31/2005
9 - INDEPENDENT ACCOUNTANT						**10 - CVM CODE**	
PricewaterhouseCoopers Auditores Independentes						00287-9	
11 - PARTNER RESPONSIBLE					**12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE**		
Rogério Roberto Gollo					365.244.920-72		

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation
June 30, 2005

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

01.05– CAPITAL COMPOSITION

Number of shares (thousand)	Current Quarter 6/30/2005	Prior quarter 3/31/2005	Same quarter in prior year 6/30/2004
Paid-up capital			
1 – Common	24,900	24,900	249,008,650
2 – Preferred	49,648	49,648	496,475,129
3 – Total	74,548	74,548	745,483,779
Treasury Stock			
4 – Common	149	149	1,489,015
5 – Preferred	105	105	1,054,900
6 – Total	254	254	2,543,915

01.06– CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 - NATURE OF OWNERSHIP National private
4 -ACTIVITY CODE 106 – Metallurgy and steel
5 - MAIN ACTIVITY Siderurgy – manufacture of special steels
6 - TYPE OF CONSOLIDATION Not presented
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exceptions

01.07– COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – NAME

01.08– DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 – EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	GOM	4/26/2005	Dividend	5/27/2005	ON	1.6475020000
02	GOM	4/26/2005	Dividend	5/27/2005	PN	1.8122520000

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
7/27/2005	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 6/30/2005	4 – 3/31/2005
1	Total assets	3,742,950	3,910,901
1.01	Current assets	1,328,617	1,456,175
1.01.01	Cash and cash equivalents	158,643	218,892
1.01.01.01	Banks	4,071	7,772
1.01.01.02	Financial investments	154,572	211,120
1.01.02	Receivables	471,122	639,633
1.01.03	Inventories	527,723	522,082
1.01.03.01	Finished products	151,694	145,616
1.01.03.02	Work in process	189,323	190,047
1.01.03.03	Raw materials	124,894	112,656
1.01.03.04	Products held by third parties	1,649	2,572
1.01.03.05	Imports in transit, consumption material and others	60,163	71,191
1.01.04	Other	171,129	75,568
1.01.04.01	Taxes and contributions	114,863	48,286
1.01.04.02	Prepaid expenses	10,271	13,873
1.01.04.03	Employee accounts	16,905	7,905
1.01.04.04	Dividends receivable	0	0
1.01.04.05	Notes receivable	22,580	0
1.01.04.06	Other	6,510	5,504
1.02	Long-term receivables	565,377	606,377
1.02.01	Sundry credits	466,085	495,719
1.02.01.01	Judicial deposits	135,090	129,354
1.02.01.02	Deferred income tax and social contribution on net income	196,167	199,768
1.02.01.03	Taxes and contributions	57,875	56,644
1.02.01.04	Restructuring assets	16,770	17,085
1.02.01.05	Notes receivable	33,871	66,996
1.02.01.06	Other	26,312	25,872
1.02.02	Related parties	95,205	105,561
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	95,205	105,561
1.02.02.03	Other related parties	0	0
1.02.03	Other	4,087	5,097
1.02.03.01	Prepaid expenses	4,087	5,097
1.03	Permanent assets	1,848,956	1,848,349
1.03.01	Investments	185,386	176,921
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	180,124	171,341
1.03.01.03	Other investments	5,262	5,580
1.03.02	Property, plant and equipment	1,663,570	1,671,428
1.03.03	Deferred charges	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 – Description	3 - 6/30/2005	4 – 3/31/2005
2	Total liabilities and stockholders' equity	3,742,950	3,910,901
2.01	Current liabilities	856,364	920,686
2.01.01	Loans and financing	339,788	380,497
2.01.02	Debentures	0	0
2.01.03	Suppliers	271,936	228,125
2.01.04	Taxes, charges and contributions	141,613	92,053
2.01.04.01	Value Added Tax on Sales and Services (ICMS) payable	889	7,594
2.01.04.02	Excise Tax (IPI) payable	6,006	9,002
2.01.04.03	Withholding income tax	1,916	1,824
2.01.04.04	Social Contribution on Revenues (COFINS) payable	3,996	6,812
2.01.04.05	Corporate Income Tax (IRPJ) payable	92,074	46,396
2.01.04.06	Social Contribution on Net Income (CSLL) payable	33,190	16,540
2.01.04.07	Other	3,542	3,885
2.01.05	Dividends payable	521	130,709
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	3,648	4,138
2.01.08	Other	98,858	85,164
2.01.08.01	Salaries and social charges	74,351	60,743
2.01.08.02	Other	24,507	24,421
2.02	Long-term liabilities	998,403	1,290,451
2.02.01	Loans and financing	595,384	882,960
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Payables to related parties	4,680	5,308
2.02.05	Other	398,339	402,183
2.02.05.01	Deferred income tax and social contribution on net income	203,890	207,491
2.02.05.02	Taxes and contributions in litigation	103,625	102,249
2.02.05.03	Provision for contingencies	64,635	63,436
2.02.05.04	Other	26,189	29,007
2.03	Deferred income	0	0
2.05	Stockholders' equity	1,888,183	1,699,764
2.05.01	Capital	901,921	901,921
2.05.02	Capital reserves	3,948	3,948
2.05.02.01	IPI subsidy – Law 7554/86	3,948	3,948
2.05.03	Revaluation reserves	395,788	402,777
2.05.03.01	Own assets	395,788	402,777
2.05.03.02	Subsidiaries/associated companies	0	0
2.05.04	Revenue reserves	205,892	205,892
2.05.04.01	Legal	19,984	19,984
2.05.04.02	Statutory	189,845	189,845
2.05.04.02.01	For investments and working capital	189,845	189,845
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	(3,937)	(3,937)
2.05.04.07.01	Treasury stock	(3,937)	(3,937)
2.05.05	Retained earnings	380,634	185,226

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

03.01 - Statement of Income (R$ thousand)

1 – Code	2 – Description	3 - 4/1/2005 to 6/30/2005	4 - 1/1/2005 to 6/30/2005	5 - 4/1/2004 to 6/30/2004	6 - 1/1/2004 to 6/30/2004
3.01	Gross sales and/or service revenues	992,139	2,092,272	976,009	1,772,875
3.02	Revenue deductions	(179,708)	(368,361)	(155,458)	(280,026)
3.03	Net sales and/or service revenues	812,431	1,723,911	820,551	1,492,849
3.04	Cost of sales and/or services	(558,699)	(1,133,002)	(525,434)	(960,446)
3.05	Gross profit	253,732	590,909	295,117	532,403
3.06	Operating expenses/income	(1,608)	(101,481)	(147,151)	(252,188)
3.06.01	Selling	(38,388)	(88,329)	(35,867)	(61,465)
3.06.01.01	Personnel expenses/labor charges	(4,719)	(11,467)	(3,643)	(7,034)
3.06.01.02	Selling expenses	(7,411)	(15,626)	(7,063)	(11,902)
3.06.01.03	Export expenses	(24,533)	(57,095)	(23,602)	(39,506)
3.06.01.04	Other	(1,725)	(4,141)	(1,559)	(3,023)
3.06.02	General and administrative	(36,728)	(69,563)	(27,225)	(51,065)
3.06.02.01	Personnel compensation/social charges	(12,488)	(27,002)	(11,254)	(21,800)
3.06.02.02	Rents	(575)	(1,652)	(897)	(1,663)
3.06.02.03	Services rendered by third parties	(8,086)	(15,561)	(8,480)	(15,099)
3.06.02.04	Taxes, charges and fines	(2,760)	(5,610)	(2,082)	(4,519)
3.06.02.05	Depreciation and amortization	(2,173)	(4,251)	(962)	(1,902)
3.06.02.06	Other	(10,646)	(15,487)	(3,550)	(6,082)
3.06.03	Financial, net	(16,093)	(33,490)	(30,152)	(74,959)
3.06.03.01	Financial income	13,375	27,771	20,263	35,100
3.06.03.02	Financial expenses	(29,468)	(61,261)	(50,415)	(110,059)
3.06.04	Other operating income	76,437	73,637	0	0
3.06.04.01	Monetary variations, net	76,269	71,475	0	0
3.06.04.02	Other	168	2,162	0	0
3.06.05	Other operating expenses	(2,964)	(3,003)	(96,712)	(125,613)
3.06.05.01	Monetary variations, net	0	0	(80,640)	(102,017)
3.06.05.02	Other	(2,964)	(3,003)	(16,072)	(23,596)
3.06.06	Equity in the earnings of subsidiaries	16,128	19,267	42,805	60,914
3.07	Operating profit	252,124	489,428	147,966	280,215
3.08	Non-operating results	(558)	1,462	(22,549)	(34,381)
3.08.01	Income	18,541	27,917	243	186
3.08.02	Expenses	(19,099)	(26,455)	(22,792)	(34,567)
3.09	Profit before taxation and profit sharing	251,566	490,890	125,417	245,834

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

1 – Code	2 – Description	3 - 4/1/2005 to 6/30/2005	4 - 1/1/2005 to 6/30/2005	5 - 4/1/2004 to 6/30/2004	6 - 1/1/2004 to 6/30/2004
3.10	Provision for income tax and social contribution on net income	(63,147)	(125,515)	(34,436)	(54,768)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	188,419	365,375	90,981	191,066
	Number of shares (thousand), excluding treasury stock	74,294	74,294	742,939,864	742,939,864
	Net income per share	2.53613	4.91796	0.00012	0.00026
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1 Operations

Acesita S.A. is a Brazilian publicly-traded company whose main activities are the production and sale of special steel products, agribusiness, and providing technical services related to these activities.

The Company carries out its main activities at the plant located in Timóteo, Minas Gerais, Brazil, with an annual production capacity of 850,000 tonnes of steel and also has investments in subsidiaries with businesses related to its own activities.

At June 30, 2005, the principal subsidiaries and their respective activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100% direct holding) – steel distribution and processing for third parties and subsequent sale to final consumers, under the name Amorim Comercial, as well as investments in other companies, as follows:
  - Acesita Energética Ltda. - (100% holding) - reforestation and production of charcoal;
  - Inox Tubos S.A. - (43.85% holding - 50.0% of voting capital) – production and sale of steel tubes with stitching and special alloys;
  - Acesita Argentina S.A. - (100% holding) – commercial representation in Argentina;
  - AP Participações S.A. - (100% holding) – investment company.
- AP Participações S.A. - (100% holding) – investment company.
- Acesita International Ltd. - (100% direct holding) – foreign commercial representation.
- Acesita Export and Trade - (100% direct holding) - foreign commercial representation.
- Acesita Centros de Serviços Ltda. - (100% direct holding) – sale, export, import and services of cutting and finishing of steel products in general.
- Aços Villares S.A. - (4.41% direct holding – 4.41% of voting capital) - production and sale of non-flat steels, iron and other related products.

In 2004, the Company obtained results from an excellent moment of the market allied to an extensive process of internal reorganization, technological modernization and strategic investments.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

However, 2005 has been less favorable not only for the steel market but also for many others. The Company, within this context, faces excess supply of stainless steel and a reduction in demand, translated into a lack of equilibrium between production capacity of the companies and absorption by the market.

By accompanying this scenario with attention and responsibility, and taking into consideration the perspectives indicated by analysts for the second six-month period of this year, the Company decided to adapt its production to the current demand.

Therefore, at the end of July, it will stop one of the routes of production of plates from 10 to 15 days. This action will be accompanied by bringing forward the vacations of the employees involved in these processes. The estimate is that production be reduced by approximately 30,000 tonnes of semi-finished products. Cold-rolled stainless and silicon products will continue operating as usual.

With this measure, Acesita will attempt to guarantee the sustainability of its business, bringing equilibrium to the operation and maintaining the path of profitability that started in 2003.

Situations like this are part of the cyclical oscillations of the business sector in which the Company is included and for which it is prepared to make rapid changes.

2 Presentation of the Financial Statements

The accounting practices, methods and criteria adopted are consistent with those used in the presentation of the financial statements for the year ended December 31, 2004, and are being presented in thousands of Brazilian reais, in accordance with accounting practices adopted in Brazil.

3 Cash and Cash Equivalents

	6/30/05	3/31/05
Bank accounts	4,071	7,772
Bank deposit certificates	85,729	144,817
Securities held under repurchase agreements	68,616	66,089
Other, mainly fixed income funds	227	214
	158,643	218,892

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The bank deposit certificates earn interest which approximates that of the Interbank Deposit Certificate (CDI) interest rate.

The securities held under repurchase agreements are guaranteed by government bonds and/or private securities, with repurchase commitments by the banks and interest linked to the CDI interest rate.

4 Receivables

	6/30/05	3/31/05
Customers – domestic market	144,882	205,860
Customers – foreign market	337,829	446,029
Allowance for doubtful accounts	(11,589)	(12,256)
	471,122	639,633

5 Inventories

	6/30/05	3/31/05
Finished products	151,694	145,616
Products held by third parties	1,649	2,572
Work in process	189,323	190,047
Raw materials	124,894	112,656
Imports in transit, materials for consumption, maintenance and other	60,163	71,191
	527,723	522,082

Finished product inventories, amounting to approximately R$ 51,819 (R$ 51,819 at March 31, 2005), were given in guarantee for administrative and legal proceedings in process.

(All amounts in thousands of reais unless otherwise indicated)

6 Taxes and Contributions - Assets

	6/30/05	3/31/05
Deferred income tax and social contribution on net income	196,167	199,768
Withholding income tax and prepaid IRPJ and CSLL	114,777	50,571
PIS	32,156	30,971
ICMS and IPI	12,946	12,540
Other	12,859	10,848
	368,905	304,698
Less: current assets	(114,863)	(48,286)
Long-term receivables	254,042	256,412

The PIS credit mainly refers to overpayments made in prior years as a result of a Declaratory Action in which the Federal Supreme Court declares the payments as being unconstitutional. The Company continues to question the manner of restatement of these credits, its appeal having been judged favorably at two levels. At June 30, 2005, the Company was awaiting judgment on the basis of calculation of these credits to start their offset against PIS payable. The amount recorded does not include possible increases which might arise from a favorable outcome.

At June 30 and March 31, 2005, deferred income tax and social contribution on net income were calculated and recorded as follows:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

			6/30/05	3/31/05
	Income tax	Social contribution	Total	Total
Tax loss carryforwards	848,412	917,689		
Temporary differences	432,530	395,513		
	1,280,942	1,313,202		
Rates of tax	25%	9%		
Total deferred income tax and social contribution	320,235	118,188	438,423	458,663
Unrecorded deferred income tax and social contribution	(170,709)	(71,547)	(242,256)	(258,895)
Deferred income tax and social contribution recognized as assets	149,526	46,641	196,167	199,768

The main temporary differences relate to the provision for loss on unamortized goodwill of subsidiaries, asset reversals and provisions which become deductible when paid or realized. Unrecorded deferred income tax and social contribution refer mainly to tax loss carryforwards and non-operating temporary differences.

As shown above, there are unrecorded deferred tax credits of significant amounts. The current history of profitability and the short and medium-term projections prepared by the Company do not allow a reasonable estimate of the period of realization of the unrecorded assets, based only on the generation of future taxable income. The deferred income tax and social contribution of R$ 196,167 at June 30, 2005 (R$ 199,768 at March 31, 2005) was recorded taking into consideration the existence of deferred income tax and social contribution liabilities relating to the revaluation reserve, which assure their realization in approximately 12 years, as shown below, consistent with the projection of amortization of the deferred income tax and social contribution liabilities (see Note 13).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Tax credits recorded	
Year	6/30/05	3/31/05
2005	7,861	12,783
2006	15,722	17,044
2007	15,722	17,044
2008	15,722	17,044
2009 to 2012	62,888	68,176
2013 to 2017	78,252	67,677
Total	196,167	199,768

The reconciliation of income tax and social contribution income/expense for the quarters and six-month periods ended June 30, 2005 and 2004, at their nominal and effective rates, is as follows:

	Quarters ended			
	6/30/05		6/30/04	
	Income tax	Social contribution	Income tax	Social contribution
Profit before income tax and social contribution and after extraordinary item	251,566	251,566	125,417	125,417
Standard rates of tax	25%	9%	25%	9%
Income tax and social contribution calculated thereon	(62,892)	(22,641)	(31,355)	(11,287)
Permanent differences				
Equity in the earnings of subsidiaries, net of provisions	2,900	1,044	10,702	3,852
Realization of deferred income tax and social contribution credits	(2,647)	(953)	(2,965)	(1,067)
Other	538	280	(1,896)	(812)
Income tax and social contribution expense at the end of the quarter	(62,101)	(22,270)	(25,514)	(9,314)
Realization of unrecorded income tax and social contribution credits (1)	15,697	5,527	284	108
Establishment of provision for deferred income tax	-	-	-	-
Expense for the quarter	(46,404)	(16,743)	(25,230)	(9,206)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Six-month periods ended			
	6/30/05		6/30/04	
	Income tax	Social contribution	Income tax	Social contribution
Profit before income tax and social contribution and after extraordinary item	490,890	490,890	245,834	245,834
Standard rates of tax	25%	9%	25%	9%
Income tax and social contribution calculated thereon	(122,723)	(44,180)	(61,459)	(22,125)
Permanent differences				
Equity in the earnings of subsidiaries, net of provisions	3,685	1,326	15,229	5,482
Realization of deferred income tax and social contribution credits	(5,780)	(2,081)	(5,925)	(2,133)
Other	439	241	(1,779)	(901)
Income tax and social contribution expense at the end of the quarter	(124,379)	(44,694)	(53,934)	(19,677)
Realization of unrecorded income tax and social contribution (1)	32,125	11,433	13,851	4,992
Establishment of provision for deferred income tax	-	-	-	-
Expense for the six-month period	(92,254)	(33,261)	(40,083)	(14,685)

(1) In 2004, this reversal arose mainly from the exclusion of the effects of changes in the taxation of foreign exchange gains and losses in 2004 (from the cash to the accrual basis). In 2005, it arose mainly from the offset of tax loss carryforwards.

The analysis of current and deferred income tax and social contribution in the results of operations of the quarters and six-month periods ended June 30, 2005 and 2004 is as follows:

	Quarters ended		Six-month periods ended	
	6/30/05	6/30/04	6/30/05	6/30/04
Income tax and social contribution				
Current	(63,147)	(34,436)	(125,515)	(54,768)
Deferred	-	-	-	-
Expense	(63,147)	(34,436)	(125,515)	(54,768)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

7 Notes Receivable

These refer to five promissory notes receivable in semi-annual installments, the next on December 31, 2005, from the sale of shares in the Villares Group in prior years, amounting to R$ 56,451 at June 30, 2005, of which R$ 22,580, corresponding to two installments, are presented as current assets (R$ 66,996 at March 31, 2005, relating to six promissory notes classified as long-term).

8 Restructuring Assets

In 1988, the Company and its subsidiaries carried out significant adjustments in their accounts in view of the realignment of their businesses, as well as the financial and corporate restructuring which included the sale of investments not considered strategic at that time.

At June 30 and March 31, 2005, the composition of the remaining restructuring items is as follows:

	6/30/05	3/31/05
Restructuring items		
Forests, land and other permanent assets	14,749	14,852
Accounts receivable from the sale of assets and other receivables and rights	2,021	2,233
	16,770	17,085

The remaining restructuring assets are being valued on a regular basis, based on the expectation of future realization, in order to assure that their book values do not exceed realizable values.

9 Investments

The changes in investments in the quarter and six-month period ended June 30, 2005 are as follows:

(All amounts in thousands of reais unless otherwise indicated)

	In subsidiaries				
	Acesita Export and Trade	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	*In other* companies and other investments	Total
At March 31, 2005	506	1,443	169,392	5,580	176,921
Equity in the earnings	165	103	8,515	-	8,783
Provision for loss	-	-	-	(318)	(318)
At June 30, 2005	671	1,546	177,907	5,262	185,386

(a) The subsidiary Acesita International Ltd. had a net capital deficiency at June 30, 2005 of R$ 26,189 (R$ 29,007 at March 31, 2005). These amounts are classified in long-term liabilities.

(b) The companies directly or indirectly controlled by the Company do not have shares traded in stock exchanges.

(c) Equity earnings for the quarters and six-month periods ended June 30, 2005 and 2004 are as follows:

	2nd quarter		1st six-month period	
	6/30/05	6/30/04	6/30/05	6/30/04
Acesita Serviços, Com., Ind. e Participações Ltda.	8,515	10,066	12,620	15,014
Aços Planos do Sul S.A.	-	34,325	-	47,360
Acesita International Ltd.	2,817	(1,516)	1,681	(1,471)
Acesita Centros de Serviços Ltda.	103	(37)	471	15
Acesita Export and Trade	165	(33)	(33)	(4)
Aços Villares S.A. (*)	4,528	-	4,528	-
	16,128	42,805	19,267	60,914

(*) These are dividends and interest on own capital received.

(All amounts in thousands of reais unless otherwise indicated)

10 Related Parties

(a) The main balances and transactions with related parties are as follows:

	Assets			Liabilities		
	Receivables from related parties	Accounts receivable and other	Total	Payables to related parties	Foreign suppliers, financing and other	Total
Arcelor Group	-	96	96	-	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	61,887	61,887	-	22	22
Acesita International Ltd.	93,360	-	93,360	8,328	-	8,328
Acesita Energética Ltda.	933	-	933	-	1,085	1,085
Preservar Madeira Reflorestada Ltda.	-	-	-	-	277	277
Acesita Centros de Serviços Ltda.	912	28	940	-	748	748
Inox Tubos S.A.	-	1,076	1,076	-	-	-
Acesita Export and Trade	-	133,445	133,445	-	220,350	220,350
Total – 6/30/05	95,205	196,532	291,737	8,328	222,482	230,810
Total – 3/31/05	105,561	203,022	308,583	9,446	294,132	303,578

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Results of operations				
	Revenues				
	Sales	Financial income and exchange gains	Total	Financial expenses, exchange losses and other	Purchases
Arcelor Group	(a)	45	45	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	57,254	-	57,254	-	400
Acesita International Ltd.	-	-	-	11,000	-
Acesita Energética Ltda.	-	-	-	-	13,235
Preservar Madeira Reflorestada Ltda.	-	-	-	-	1,470
Acesita Centros de Serviços Ltda.	-	-	-	63	2,668
Inox Tubos S.A.	32,975	-	32,975	-	472
Acesita Export and Trade	109,923	-	109,923	2,095	-
Total – quarter ended 6/30/05	200,152	45	200,197	13,158	18,245
Total – quarter ended 6/30/04	235,203	17,701	252,904	7,647	19,638

(a) See additional information in Note 12.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Results of operations				
	Revenues				
	Sales	Financial income and exchange gains	Total	Financial expenses, exchange losses and other	Purchases
Arcelor Group	(a)	63	63	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	124,655	-	124,655	-	907
Acesita International Ltd.	-	1,856	1,856	11,000	-
Acesita Energética Ltda.	-	-	-	-	30,172
Preservar Madeira Reflorestada Ltda.	-	-	-	-	2,247
Acesita Centros de Serviços Ltda.	-	46	46	63	5,324
Inox Tubos S.A.	67,651	-	67,651	-	913
Acesita Export and Trade	204,858	-	204,858	5,304	-
Total – six-month period ended 6/30/05	397,164	1,965	399,129	16,367	39,563
Total – six-month period ended 6/30/04	458,245	22,186	480,431	17,571	30,438

(a) See additional information in Note 12.

The transactions with related parties were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are subject to rates and terms individually agreed, and vary from LIBOR + 3% per annum (p.a.) and 8% p.a., plus exchange variation. Sales are made at prices compatible with those practiced with unrelated customers, considering volumes and other commercial aspects.

Receivables and payables of the same nature between the Company and its subsidiary Acesita International Ltd. are presented at their net amount.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(b) Guarantees

At June 30, 2005, the Company has R$ 1,055 (R$ 1,055 at March 31, 2005) of guarantees granted to related companies, including those recently sold.

(c) Special Purpose Company - Stainless Overseas

As mentioned in Note 12, in August 2000 the Company carried out an export receivables securitization transaction.

As a result, part of the Company's exports are made through a foreign special purpose company, Stainless Overseas, wholly-owned by an international financial institution and its representatives, with activities limited exclusively to this securitization transaction.

Although the Company does not have any corporate investment in Stainless Overseas, due to the securitization agreement it is responsible for covering possible losses arising from the securitization transactions. When the exports in other currencies (Euro and Canadian dollar) started to be made, Stainless Overseas recorded losses arising from the foreign exchange variation between the U.S. dollar (the currency established in the securitization agreement) and the other currencies used in the export invoices. These losses were recorded during the period from payment by the customers to Stainless Overseas to payment of the balance due by the latter to the Company.

At June 30, 2005, these losses totaled R$ 5,542 (R$ 6,343 at March 31, 2005) and are recorded in the Company's financial statements in Other current liabilities. Its payment will be made upon the termination of the securitization agreement, programmed for August 2005.

At June 30, 2005, Stainless Overseas had total assets of R$ 221,976, total liabilities of R$ 227,518 and a net capital deficiency of R$ 5,542 (R$ 307,617, R$ 313,960 and R$ 6,343, respectively, at March 31, 2005).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

In the quarter and six-month period ended June 30, 2005, the exports made via Stainless Overseas totaled R$ 108,318 and R$ 289,564, respectively, (R$ 130,425 and R$ 209,430, respectively, in the quarter and six-month period ended June 30, 2004). The balance payable on this transaction at June 30, 2005 is R$ 14,782 (R$ 40,466 at March 31, 2005) and is included in the heading Securitization of receivables (See Note 12). The interest paid by the Company to Stainless Overseas in the quarters and six-month periods ended June 30, 2005 and 2004, including remuneration for guarantees, totaled, respectively R$ 716 and R$ 2,069 in 2005 and R$ 3,551 and R$ 7,332 in 2004.

11 Property, Plant and Equipment

	Cost	Depreciation	6/30/05 Net	3/31/05 Net	Useful lives (years)
In operation					
Buildings and installations	444,745	(215,630)	229,115	232,177	5 to 50
Industrial equipment and distribution systems	2,157,240	(818,754)	1,338,486	1,336,775	5 to 40
Vehicles, furniture, fixtures and tools	39,131	(27,530)	11,601	11,486	5 to 10
Reforestation	434	-	434	434	(*)
Other	91,898	(44,897)	47,001	48,038	Sundry
	2,733,448	(1,106,811)	1,626,637	1,628,910	
Land	6,341	-	6,341	6,341	
Advances to suppliers	931	-	931	128	
Construction in progress	29,565	-	29,565	35,647	
Imports in transit	96	-	96	402	
	36,933	-	36,933	42,518	
	2,770,381	(1,106,811)	1,663,570	1,671,428	

(*) Based on the areas depleted.

(a) At June 30, 2001, the Company revalued a substantial part of its industrial assets based on an appraisal report issued by an independent appraiser, approved at the Extraordinary General Meeting of stockholders held on August 13, 2001. The accounting for this revaluation considered the recovery of the total amount of these assets in the future operations of the Company.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The book value of the revalued assets at June 30, 2001 increased from R$ 1,268,709 to R$ 1,685,531, representing an increase of R$ 416,822 in property, plant and equipment and R$ 279,271 in the revaluation reserve in stockholders' equity, net of tax effects.

At June 30, 2005, the balance of revaluation recorded in property, plant and equipment is R$ 599,678 (R$ 610,268 at March 31, 2005). The depreciation of this revaluation for the quarter and six-month period ended June 30, 2005 amounts to R$ 10,590 and R$ 23,122, respectively (R$ 11,860 and R$ 23,702, respectively, at June 30, 2004).

(b) At June 30, 2005, the Company has land, buildings and equipment given in guarantee amounting to R$ 632,732 (R$ 432,409 at March 31, 2005).

12 Loans and Financing

	Annual weighted average interest and commissions (%)			
	6/30/05	3/31/05	6/30/05	3/31/05
Foreign currency (*)				
Advances on export contracts and export prepayments	6.92	6.11	710,363	890,557
Securitization of receivables	9.30	9.30	14,782	40,466
For property, plant and equipment	8.08	7.73	85,504	104,781
For working capital and other	9.51	8.51	7,367	15,646
			818,016	1,051,450
Local currency -				
For property, plant and equipment	11.50	11.56	3,314	7,512
For working capital and other	8.74	12.05	113,842	204,495
			117,156	212,007
			935,172	1,263,457
Less – Current liabilities			(339,788)	(380,497)
Long-term liabilities			595,384	882,960

(*) Mainly in U.S. dollars.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The loans and financing are subject to exchange variations or monetary restatement based on official rates or indexes and are partially guaranteed by equipment.

Securitization of receivables - In August 2000, the Company carried out an export receivables securitization transaction with the issue of certificates, in the original amount of R$ 273,060, equivalent to US$ 150 million, payable in 48 months, with a grace period of one year and an annual interest rate of 9.3%, including remuneration of guarantees. As a result, the Company's exports, except to Mercosur and other qualified customers, are made through the special purpose company located abroad, Stainless Overseas. These receivables guarantee the monthly payments. In the event the Company does not export a volume sufficient to settle the liability, the Arcelor Group is required to carry out additional sales up to the necessary volume. The balance payable at June 30, 2005 is R$ 14,782 (R$ 40,466 at March 31, 2005) and is included in the heading Securitization of receivables.

During 2003, the Company obtained a waiver allowing all of its exports to Arcelor Group companies to be shipped without transiting through Stainless Overseas.

Structured prepayment of exports - In December 2003, the Company concluded, together with a banking syndicate, a structured prepayment of exports of R$ 360,738, equivalent to US$ 125 million, to be paid in 24 months, with a grace period of one year, subject to monthly LIBOR plus 4.35% p.a. At the same time, the Company, through a specific contract, made a swap of the LIBOR rate indexing it to the fixed rate of 2.20% p.a. The financial liquidation of the difference between these rates (contracted versus swap) is made monthly. The transaction is guaranteed by a promissory note and collateral of Acesita S.A. and obliges the Company to observe covenants linked to indebtedness ratios, amount of financial expenses and cash generation, profit distribution limited to 33% of adjusted net income, and directing exports to customers of the Arcelor Group through the subsidiary Acesita Export and Trade Ltd. – AET. These receivables guarantee the monthly payments. In the quarter and six-month period ended June 30, 2005, the exports made through AET with companies of the Arcelor Group totaled R$ 86,140 and R$ 181,075, respectively (R$ 184,268 and R$ 325,365, respectively at June 30, 2004). The balance payable at June 30, 2005 is R$ 220,350 (R$ 291,616 at March 31, 2005) and is included in the Export prepayments account.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Also, on December 8, 2004, the bank syndicate formally agreed that the clause that limited the distribution of profits to 33% of adjusted annual net income was increased to 100%, and the financial cost was reduced to monthly LIBOR plus 1.50% p.a.

The long-term installments fall due as follows:

	6/30/05	3/31/05
2006	169,151	430,194
2007	186,744	204,058
2008	69,428	70,847
2009	98,625	103,927
2010	51,641	51,467
2011	19,795	22,467
	595,384	882,960

13 Taxes and Contributions - Liabilities

	6/30/05	3/31/05
Deferred income tax and social contribution on net income	203,890	207,491
Withholding income tax	1,916	1,824
IRPJ and CSLL payable	125,264	62,936
COFINS	3,996	6,812
IPI	6,006	9,002
ICMS	889	7,594
Other	3,542	3,885
	345,503	299,544
Less – Current liabilities	(141,613)	(92,053)
Long-term liabilities	203,890	207,491

(All amounts in thousands of reais unless otherwise indicated)

The balance of deferred income tax and social contribution basically refers to taxes on the revaluation reserve, the realization of which will occur through the depreciation or disposal of the revalued assets.

14 Taxes and Contributions in Litigation

	6/30/05	3/31/05
Income tax	42,703	42,261
Social contribution on net income	15,112	14,980
PIS	44,062	43,271
INSS (independent contractors)	1,289	1,289
Other	459	448
	103,625	102,249

At June 30, 2005, the Company is party to lawsuits questioning the legal aspects of certain taxes and has judicial deposits related to these taxes and to the contingencies mentioned in Note 15, amounting to R$ 135,090 (R$ 129,354 at March 31, 2005).

These lawsuits involve the following main matters:

- Income tax and social contribution on net income - Refers to the difference, deposited in court, between taxable income offset against accumulated losses restated by the inflationary effects of the Summer Plan, without observing the 30% annual limit, and the criteria defined by tax legislation, which is being questioned. In 2004, regardless of the litigation in process, the Company opted to pay income tax and social contribution for the year, instead of payment via judicial deposit. Accordingly, the provisions for income tax and social contribution for 2005, amounting to R$ 92,074 and R$ 33,190, respectively, at June 30, 2005, (R$ 46,396 and R$ 16,540, respectively, at March 31, 2005) are presented in current liabilities.

- Social Integration Program (PIS) – Refers to the restatement of PIS calculated on a semiannual basis, determined while Decree-Laws 2445/88 and 2449/88 were in effect.

(All amounts in thousands of reais unless otherwise indicated)

In November 2002, the Company filed with the appropriate court an application to cancel the litigation against the extension of the PIS and COFINS calculation basis, as well as the increase in the COFINS rate introduced by Law 9718/98, as it understood that the outcome would be unfavorable, and offset the provision previously recorded against the existing judicial deposit balance. The process was ratified in August 2003 and, on June 30, 2005, awaits a final order to receive the amounts deposited in court.

15 Provision for Contingencies

The Company is party to tax, labor, and civil lawsuits and administrative proceedings arising in the ordinary course of business, before various courts and government agencies.

Management, based on information provided by its legal advisors, on an analysis of the pending lawsuits and, with respect to the labor claims, based on prior experience in connection with amounts claimed, recorded a provision at an amount considered sufficient to cover potential losses on this pending litigation, as follows:

	6/30/05	3/31/05
Taxes and social security	37,411	37,191
Labor	12,622	12,114
Civii	14,602	14,131
Total	64,635	63,436

These provisions involve the following major issues:

Taxes and social security

- Social contribution on net income – Refers to litigation on legal fee awards from a lawsuit previously settled, estimated at R$ 3,055 (R$ 2,957 at March 31, 2005).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

- ICMS - Refers substantially to a provision to cover possible losses from various lawsuits filed by State tax authorities involving a dispute on the use of credits on products considered to be used in production by the Company and understood by the tax authorities to be for own use and consumption. At June 30, 2005, the provision amounts to R$ 17,622 (R$ 18,944 at March 31, 2005).

- INSS - Refers to the provision for INSS assessments received in the 2nd quarter of 2004 relating to discussions on amounts of social security contributions withheld on services rendered by third parties, as well as on bonuses paid to employees. At June 30, 2005, the provision amounts to R$ 11,284 (R$ 9,963 at March 31, 2005).

- Other taxes – Refers basically to the provision for discussions of compulsory charges, increase in rates regulated by government agencies and similar, totaling R$ 5,450 (R$ 5,327 at March 31, 2005).

Labor

- The Company is the defendant in various labor claims, including moral, physical and aesthetical damages. The provision to cover possible unfavorable outcomes is recorded on an individual basis considering the opinion of the legal advisors as to a possible or probable loss. The provision to cover these contingencies amounts to R$ 12,622 (R$ 12,114 at March 31, 2005).

Civil

- The Company is the defendant in various civil lawsuits, including moral, physical and aesthetical damages, property and possessory actions, among others. Based on the opinion of the legal advisors, a provision of R$ 14,602 (R$ 14,131 at March 31, 2005) was recorded to cover these claims.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The unprovided amount of these lawsuits, whose outcome is difficult to forecast, amounts to R$ 47,100 at June 30, 2005 (R$ 58,425 at March 31, 2005). The Company has also been discussing and obtaining favorable decisions in lawsuits filed by the State Finance Secretariat of Minas Gerais, where the ICMS on exports of products classified as semi-finished by the state tax authorities have been questioned, and total approximately R$ 150,000. The Company's legal advisors have believed, ever since the receipt of the tax assessment notices, that there will be a favorable outcome to these lawsuits corroborated by the successive wins of the Company in various legal instances, and management has accordingly decided not to record a provision for these lawsuits.

16 Stockholders' Equity

The changes during the quarter ended June 30, 2005 are as follows:

	3/31/05	Net income for the quarter	Realization of the revaluation reserve	6/30/05
Capital	901,921	-	-	901,921
Capital reserves	3,948	-	-	3,948
Revaluation reserves	402,777	-	(6,989)	395,788
Revenue reserves				
. Legal reserve	19,984	-	-	19,984
. Treasury stock	(3,937)	-	-	(3,937)
. For investments and working capital	189,845	-	-	189,845
	205,892	-	-	205,892
Retained earnings	8,270	-	6,989	15,259
Net income for the year	176,956	188,419	-	365,375
Total stockholders' equity	1,699,764	188,419	-	1,888,183

At the Annual Ordinary General Meeting held on April 26, 2005, the stockholders approved the appropriation of net income for the year ended December 31, 2004 submitted by the Board of Directors. They approved the payment of a dividend for 2004, of R$ 130,561 (R$ 1.647502 per common share and R$ 1.812252 per preferred share), complementing the interest on own capital previously paid, payable as from May 27, 2005 and based on the shareholder position on April 26, 2005.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

17 Non-operating Results

In the quarter and six-month period ended June 30, 2005, the non-operating results are mainly represented by the receipt of an old claim for damages to the industrial complex, and in the quarter and six-month period ended June 30, 2004, by the provision to adjust the CST shares, which were then held by the Company and sold at the end of 2004, to the expected realizable value.

18 Pension Plans

The Company and its subsidiary Acesita Energética Ltda. sponsor two pension plans for their employees, Acesita Previdência Privada - ACEPREV and Plano de Seguridade Acesita (former CCF Fundo de Pensão), the principal purpose being to complement benefits provided by the government social security system.

At June 30, 2005, ACEPREV and Plano de Seguridade Acesita had, respectively, 3,327 and 187 active participants (3,310 and 199 at March 31, 2005) and 519 and 380 retired employees, pensioners and withdrawn employees (514 and 385 at March 31, 2005).

In 2003, the Board of Directors of ACEPREV decided to exonerate the sponsor from the payment of future contributions totaling R$ 18,204. This amount is equivalent to the reversal of the provision for income tax by ACEPREV which benefitted the sponsor.

Accordingly, in compliance with the decision, ACEPREV transferred this amount to a specific fund segregated from the other funds included in its financial statements, to be used exclusively to settle future contributions of the sponsor, now exonerated.

As a result, this amount effectively became a credit of the sponsor with ACEPREV, and was fully recognized by the Company in income for the year ended December 31, 2003. The remaining balance of the net assets of ACEPREV and Plano de Seguridade Acesita has not been recognized by the sponsor due to the uncertainty of its recovery through reimbursement or reduction of future contributions.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The contributions to these entities recorded as expense for the quarter and six-month period ended June 30, 2005 totaled R$ 1,464 and R$ 2,970, respectively, (R$ 1,394 and R$ 2,990, respectively, at June 30, 2004).

19 Financial Instruments

The Company has financial instruments which are inherent to its operations, represented by cash and cash equivalents, accounts receivable, investments, loans and financing, swap instruments and debentures. The Company follows policies and operational strategies seeking liquidity, profitability and security, and also has procedures to monitor balances, and has operated with banks that meet the requirements of financial strength and reliability, in accordance with defined management criteria. The control policy consists of the constant monitoring of contracted rates versus current market rates.

Also, in order to reduce the effects of exchange rate changes, the Company contracts swap instruments (principally US$ for CDI - interbank deposit rate), and also has receivables in U.S. dollars arising from exports, which reduce its exchange exposure. The notional amount of these swap instruments at June 30, 2005 amounted to R$ 6,819 (US$2,901) (R$ 7,657- US$2,872 at March 31, 2005), with maturities as follows:

Year	6/30/05	3/31/05
2005	3,480	3,908
2006	3,339	3,749
	6,819	7,657

At June 30, 2005, the margin balance relating to these instruments, representing a liability of R$ 5,458 (liability of R$ 4,208 at March 31, 2005), was classified together with the balance of financing (foreign currency – working capital and other) in liabilities.

As from 2003, the Company decided to reduce the volume of swap transactions by not renewing the contracts that expired during the year. This strategy resulted from the increase in sales in foreign markets, as these receivables are a natural hedge, as well as to the decision to obtain finance in foreign currency linked to exports.

(All amounts in thousands of reais unless otherwise indicated)

As mentioned in Note 12, the Company also has interest rate swaps linked to the financing of structured export prepayments, settled financially monthly on the last day of each month.

The net exposure to the risk of exchange rate fluctuations is as follows:

	Book value	
	6/30/05	**3/31/05**
Cash and cash equivalents	-	-
Accounts receivable and other assets	429,027	563,264
Suppliers and other accounts payable	(166,746)	(99,072)
Loans and financing, net of swap differential margins	(817,988)	(1,053,474)
Swap transactions	6,819	7,657
Net exposure	(548,888)	(581,625)

At June 30, 2005, the current and long-term financial instruments whose book values differ significantly from market values are as follows:

	Book balance	**Market value**
Liabilities -		
Loans and financing	935,172	887,050

Market value was not estimated for investments in private companies because no active market for their shares exists.

Management considers that a provision to reduce the book value of swaps to market value is not necessary as these instruments are expected to be held to maturity.

The market value of loans, financing, swaps and debentures was determined by using current interest rates available in the market for transactions with similar conditions and maturities.

Market values are calculated at a specific moment in time based on available information and own valuation methodologies. The estimates do not necessarily indicate that the amounts could be realized in the market at the rates/quotations adopted. The use of different market sources of information and/or valuation methodologies could have a significant effect on the estimated market values.

The Company is also subject to credit risk in connection with its cash and cash equivalents, financial investments and derivatives. This risk is minimized by concentrating financial transactions in financial institutions with a good rating. Nevertheless, the Company has financial investments in a bank placed under intervention by the Brazilian Central Bank in November 2004, and recorded a provision for loss of the full amount of R$ 8,631. It does not have guarantee contracts for financial instruments. Credit risks arising from sales are minimized by constant monitoring and a strict policy for granting credit. In general, guarantees are not required for credit sales. The Company has an allowance for receivables considered by management to be of difficult collection.

The Company is also exposed to the risk of price variations of its main raw material, nickel, whose price changes in accordance with the international market. To minimize this risk, the Company has implemented the Extra Alloy concept for customers located in Brazil, part of Europe, the United States and Canada. That is, a portion of the sales price is adjusted by the average nickel quotation in the international market in the penultimate month prior to the commercial contact (order placement). In this way, price changes, whether down or up, are adjusted periodically. For markets where this concept has not yet been implemented, the Company negotiates the sales prices of its products by lot (spot sales), based on the price of nickel purchased at a volume compatible with the sales lots projected for these markets. Accordingly, as from January 2004, the Company started to realize hedge transactions to fix the purchase price of nickel when fixing the sales price of stainless steel. In exports, there is an exposure between the date the purchase price of nickel is determined and the date the price of stainless steel is established. To minimize this effect, the Company can lock the nickel price at the purchase date until the date the selling price of stainless steel is established through derivative instruments on the *London Metal Exchange (LME)*. This mechanism, particularly advantageous when the nickel price drops, will reduce the impact of sudden variations in the price of this raw material.

(All amounts in thousands of reais unless otherwise indicated)

The outstanding nickel hedge contracts at June 30, 2005 are as follows:

Contract date	Maturity date	Quantity (in tonnes)	Premium contracted per tonne (in US$)	Income (expense) recorded by Company
3/8/2005	7/8/2005	33	(350.00)	(22)
3/9/2005	7/8/2005	15	(288.00)	(9)
4/4/2005	7/8/2005	119	(270.00)	(80)
5/4/2005	7/8/2005	200	(210.00)	285
5/4/2005	9/8/2005	41	(465.00)	174
6/28/2005	8/5/2005	500	0.00	11
6/28/2005	8/5/2005	552	0.00	-

(=) Pro rata income (expense) recorded in outstanding contracts	359
(+) Income (expense) arising from contracts closed in the six-month period	(2,894)
(=) Income (expense) recorded in the six-month period ended 6/30/05	(2,535)
(-) Income (expense) recorded in the quarter ended 3/31/05	(716)
(=) Income (expense) recorded in the quarter ended 6/30/05	(1,819)

The expense resulting from nickel hedge transactions for the quarter and six-month period ended June 30, 2005 totaled R$ 1,819 and R$ 2,535, respectively.

At June 30, 2005, there is a balance receivable (asset) of R$ 359, net of amortizations already made.

20 Insurance

The Company holds insurance cover for its principal assets at amounts considered sufficient to cover eventual losses from damages. At June 30, 2005, the total amount contracted to cover losses is R$ 822,640, equivalent to US$ 350,000 thousand.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

21 Earnings before Interest, Taxes, Depreciation and Amortization (Operating Cash Generation – EBITDA)

Reconciliation of EBITDA with the information in the Company's financial statements.

	Quarter ended		Six-month period ended	
	6/30/05	6/30/04	6/30/05	6/30/04
Operating profit	252,124	147,966	489,428	280,215
Financial results	(60,176)	110,792	(37,985)	176,976
Equity in the earnings of subsidiaries and other investments	(16,128)	(42,805)	(19,267)	(60,914)
Depreciation, amortization and depletion	32,581	34,577	70,621	65,026
EBITDA	208,401	250,530	502,797	461,303

22 Supplementary Financial Statements

(a) Statement of cash flows

This statement provides important information on cash inflows and outflows during the quarter and six-month periods ended June 30, 2005 and 2004, showing the cash flows arising from or used in operating, investment and financing activities.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	2nd quarter		1st six-month period	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income for the quarter/six-month period	**188,419**	**90,981**	**365,375**	**191,066**
Adjustments to reconcile net income to cash generated by operating activities:				
Depreciation, amortization and depletion	32,581	34,577	70,621	65,026
Loss on the sale of permanent assets	338	2,115	338	1,955
Equity in the earnings of subsidiaries	(16,128)	(42,805)	(19,267)	(60,914)
Provision for adjustment to market value of investment in CST	-	21,403	-	31,386
Provisions recorded	1,419	42,990	6,708	74,486
Financial expenses (income), net, including monetary and exchange variations and interest	(92,286)	156,110	(74,101)	223,773
	114,343	**305,371**	**349,674**	**526,778**
(Increase) decrease in assets				
Accounts receivable	159,780	7,620	22,423	29,275
Inventories	(5,641)	28,913	(27,032)	(137,027)
Receivables from related parties	(285)	(20,149)	26,760	(24,406)
Receipt of dividends and interest on own capital	4,528	(11,972)	4,528	(4,315)
Taxes and contributions (current and long-term)	(63,202)	(20,241)	(95,198)	(19,588)
Notes receivable	10,599	-	9,873	-
Other	(11,865)	24,510	(20,305)	19,919
	93,914	**8,681**	**(78,951)**	**(136,142)**
Increase (decrease) in liabilities				
Suppliers	43,811	(64,394)	47,183	(51,967)
Salaries and social charges	13,607	4,416	22,050	(321)
Taxes and contributions	49,560	3,405	108,132	4,874
Restructuring liabilities	-	-	(11,062)	(5,371)
Payment of interest on own capital and dividends	(130,188)	-	(183,619)	-
Other	(1,967)	(767)	4,351	-
	(25,177)	**(57,340)**	**(12,965)**	**(52,785)**
Net cash provided by operating activities	**183,080**	**256,712**	**257,758**	**337,851**
CASH FLOWS FROM INVESTMENT ACTIVITIES:				
Purchases of property, plant and equipment	(22,735)	(19,215)	(37,685)	(27,396)
Advance for future capital increase in subsidiaries	-	-	(2,890)	-
Receipts from sale of investment and permanent assets	29	240	29	838
Net cash used in investment activities	**(22,706)**	**(18,975)**	**(40,546)**	**(26,558)**
CASH FLOWS FROM FINANCING ACTIVITIES:				
Loans and financing – foreign currency				
Receipts	828	231,829	13,978	493,482
Payments	(125,924)	(471,768)	(315,837)	(875,480)
Loans and financing – local currency				
Receipts	6,228	73,504	34,821	163,649
Payments	(101,755)	(60,108)	(126,094)	(138,810)

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	2nd quarter		1st six-month period	
	2005	2004	2005	2004
Net cash used in financing activities	(220,623)	(226,543)	(393,132)	(357,159)
CASH FLOW PROVIDED (USED) IN THE QUARTER/ SIX-MONTH PERIOD	(60,249)	11,194	(175,920)	(45,866)
Increase (decrease) in cash and cash equivalents				
At the beginning of the quarter / six-month period	218,892	353,060	334,563	410,120
At the end of the quarter / six-month period	158,643	364,254	158,643	364,254
Change in cash and cash equivalents	(60,249)	11,194	(175,920)	(45,866)

(b) Statement of Added Value

This statement provides information how the Company allocates its income from operations: to employees, Government, third parties and stockholders. All information presented is taken from the accounting records, with reclassification of certain information contained in the traditional statement of income, which is considered as distribution of added value generated.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	2nd Quarter				1st Six-month period			
	2005		2004		2005		2004	
	R$	%	R$	%	R$	%	R$	%
Revenues	**992,248**		**974,980**		**2,094,298**		**1,769,579**	
Sales of products and services	992,139		976,010		2,092,272		1,772,876	
Reversal of (addition to) allowance for doubtful accounts	667		120		563		(298)	
Non-operating and extraordinary items	(558)		(1,150)		1,463		(2,999)	
Inputs purchased	**(680,202)**		**(633,525)**		**(1,378,501)**		**(1,166,323)**	
Raw materials consumed	(426,546)		(537,026)		(962,964)		(844,980)	
Materials, energy, third-party services and other	(253,656)		(96,499)		(415,537)		(321,343)	
Gross added value	**312,046**		**341,455**		**715,797**		**603,256**	
Retentions								
Depreciation, amortization and depletion	(32,581)		(34,577)		(70,621)		(65,026)	
Net added value produced by the Company	**279,465**		**306,878**		**645,176**		**538,230**	
Added value received as transfers	**175,116**		**111,954**		**193,305**		**147,390**	
Equity in the earnings of subsidiaries	16,128		42,805		19,267		60,914	
Financial income, monetary variations and exchange gains	158,988		69,149		174,038		86,476	
TOTAL ADDED VALUE TO BE DISTRIBUTED	**454,581**		**418,832**		**838,481**		**685,620**	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	2nd Quarter				1st Six-month period			
	2005		2004		2005		2004	
	R$	%	R$	%	R$	%	R$	%
ADDED VALUE DISTRIBUTED:								
EMPLOYEES								
Salaries, charges and employee profit sharing	50,464	11.10%	42,694	10.19%	102,909	12.27%	82,305	12.00%
Directors' fees	967	0.21%	1,398	0.33%	2,144	0.26%	2,429	0.35%
	51,431	**11.31%**	**44,092**	**10.52%**	**105,053**	**12.53%**	**84,734**	**12.35%**
TAXES								
Federal	117,675	25.89%	98,607	23.54%	233,752	27.88%	154,285	22.50%
State	128	0.03%	8,017	1.91%	226	0.03%	(3,552)	(0.52%)
Municipal	2,593	0.57%	1,634	0.39%	5,063	0.60%	3,389	0.49%
Less: tax incentives	(1,014)	(0.22%)	-	0.00%	(1,089)	(0.13%)	-	0.00%
	119,382	**26.27%**	**108,258**	**25.84%**	**237,952**	**28.38%**	**154,122**	**22.47%**
INTEREST, MONETARY VARIATIONS AND EXCHANGE LOSSES	**94,245**	**20.73%**	**174,079**	**41.58%**	**127,652**	**15.22%**	**253,013**	**36.91%**
RENTS	**1,104**	**0.24%**	**1,422**	**0.34%**	**2,449**	**0.29%**	**2,685**	**0.40%**
APPROPRIATION OF NET INCOME								
Retained earnings	188,419	41.45%	90,981	21.72%	365,375	43.58%	191,066	27.87%
	188,419	**41.45%**	**90,981**	**21.72%**	**365,375**	**43.58%**	**191,066**	**27.87%**
	454,581	**100%**	**418,832**	**100%**	**838,481**	**100%**	**685,620**	**100%**

* * * * *

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2005

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

OPERATING PERFORMANCE

MARKET

The world steel market started to give signs of a fall within its traditionally cyclical behavior, after registering record prices in the second six months of 2004, extended up to 2Q05, which stimulated an increase in world production, including by less competitive steel mills. As a natural consequence, this has resulted in an excess of supply and of increased global inventories of steel products, leading to a retraction in prices. At the same time, demand was lower, not only for seasonal reasons but also due to the rainy season in Asia, vacations in the Northern Hemisphere, which usually lead to a fall in sales, and to the cooling of the economic growth in general. In the second quarter, large world steel mills announced their strategic decision of reducing production to reduce world inventories of steel products and avoid excessive negative pressure on prices. Accordingly, Acesita also announced, on July 20, that it will bring forward vacations for a group of employees of the steel mill to reduce its production by approximately 30 thousand tonnes during the third quarter.

In the domestic market, demand has also shown a retraction since there has been no recovery of economic activity. In addition to a modest growth in GDP, demand for stainless steel, for example, presented a lower growth than the historic average of twice the economic growth rate. Some sectors of the economy were impaired to a greater extent, such as the agricultural sector, which suffered a lower harvest in the Southern region due to climate factors, negatively influencing the local market of steel carbonates/alloys.

SALES

Sales totaled 156.5 thousand tonnes for the quarter, a volume 24.2% and 16.6% lower in relation to 2Q04 and 1Q05, respectively. The decrease in sales volumes is a result of the less favorable market conditions. Acesita kept adjusting the mix of production in the quarter in accordance with market needs and opportunities, using its operating flexibility which allows it to alter production between different product lines.



Sales Volumes
(Thousand tonnes)
1H05
1H04
2Q05
1Q05
4Q04
3Q04
2Q04
192
87
51
198
82
65
35
89
42
103
46
28
99
44
96
45
99
45
40
23
Stainless Steel
Silicon Steel
Carbon / Alloyed Steel
Others

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

The main products of Acesita, the **stainless steels,** accounted for 57.0% of the sales volume for the quarter, increasing its share of total sales by 3% compared to the prior quarter and 9% compared to the second quarter 2004. With a sales volume of 89.3 thousand tonnes, stainless steel sales were lower than the prior quarters, reflecting the lower demand and the competitive import conditions.


Share of Sales Volumes
1S04
53%
4%
17%
9%
Stainless Steel
Silicon GO
Silicon GNO
Carbon / Alloyed
Other
1S05
56%
5%
15%
4%

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance


Share of Net Revenues
7%
4%
4%
1S04
76%
Stainless Steel
Silicon GO
Silicon GNO
Carbon / Alloyed
Other
7%
5%
6%
1S05
71%

The silicon steel sales totaled 41.9 thousand tonnes, 9.7 thousand tonnes of grain-oriented silicon steel (GO) and 32.2 thousand tonnes of non-oriented grain silicon steel (GNO). The silicon steels have excellent magnetic properties and are used in electric equipment. The grain-oriented silicon steel (GO) is used in power transformers and distribution of electric energy, and GNO is mainly applied in hydroelectric power plant generators, motors, reactors and hermetic compressors for refrigerators, freezers and air conditioning units. The grain-oriented silicon steel, a product which requires a production process of differentiated quality and, therefore, provides more profitability, recorded an increase in sales volume in the quarter, due to ongoing investments in the Brazilian electricity sector. The production capacity of Acesita for this type of steel, however, is limited, and its sales volume in the quarter represented 6.2% of total volumes.

The sales of **carbon/alloyed steels** totaled 22.6 thousand tonnes in the quarter and 50.9 thousand tonnes in the first six-month period of 2005, with a decrease of 43.1% and 21.6% in relation to the same periods in the prior year, respectively. The carbon/alloyed steels manufactured by Acesita are special steels used by the rerolling industries, especially in the segment of tools, farming implements, and the automobile industry. The lower sales volume is mainly a consequence of the lower demand of the tooling and farming implements industries.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

DOMESTIC MARKET

Domestic sales totaled 108.1 thousand tonnes in the quarter and 236.4 thousand tonnes in the six-month period. The decrease of 23.7% in relation to the same quarter of the prior year reflects the current lower demand, as the expected growth in Brazilian economy did not occur and the negative conditions in some sectors, such as agriculture, resulted in a decrease in sales of carbon / alloyed steels.

Distribution of Sales Volumes by Market
(thousand tonnes)


1S05
236
108
344
1S04
254
126
380
2Q05
108
49
157
1Q05
128
59
188
4Q04
130
62
192
3Q04
145
50
196
2Q04
142
65
207
Domestic market
International market

INTERNATIONAL MARKET

Acesita exports totaled 48.4 thousand tonnes for the quarter, a decrease in sales volumes in all lines compared to the same quarter of 2004. Comparing this performance with the immediately prior quarter, the total volume exported decreased 18.4%.

Stainless steels are the main export products of the Company, representing 95.0% of the volume sold in the international market during the quarter.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

In the six-month period, exports totaled 107.8 thousand tonnes, a volume 14.5% lower than the first six-month period of 2004.

The international steel market continued retracted in the period and prices are showing a downward trend. Also, the appreciation of the Brazilian real in relation to the U.S. dollar led to a reduction in export revenues in local currency. Therefore, even if Acesita does not have difficulties in placing its products abroad due to the small volume of its sales in relation to the total amounts negotiated in the international market, it is obvious that the Company will not sell if the transactions do not ensure at least the contribution margin for that product.

With regard to the destination of exports, a decrease in stainless steel sales to Asia occurred, being replaced by sales to North/Central America and South America, markets that consume more sophisticated products and, therefore, with a higher added value.

Destination of Stainless Steel Exports


1S04
44%
27%
17%
5%
Asia
Europe
North / Central America
South America
Other
1S05
31%
27%
14%
23%
5%

PRICES

With the excess supply and large volume of inventories in the world market, the base prices of stainless steel started to drop, following the traditional cycle of steel production.

The average prices, with the addition of alloys, practiced by Acesita showed an apparent increase in the quarter. This situation was mainly due to the increase in the price of nickel and consequent adjustment of those products sold using the Extra-alloy mechanism, which transfers changes in the nickel quotations to the price of steel.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance


Stainless Steel Price – LF 304 2mm plate
US$/t (domestic market)
3,500
3,000
2,500
2,000
1,500
1,000
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Jan-03
Mar-03
May-03
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Germany
USA
Japan
Asia
Brazil
China

Note: Since Jun/03, the Asia price is that negotiated in Hong Kong
Source: CRU/ Acesita

The above graph also reflects the impact of the U.S. dollar which, due to its lower quotation since the beginning of the year, has increased the price of steel sold in the Brazilian market in Brazilian reais, when converted into U.S. dollars for comparison purposes with other markets.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

ECONOMICAL AND FINANCIAL PERFORMANCE

NET OPERATING REVENUES


Net Operating Revenues
(R$ million)
820,6
824,2
845,7
911,5
812,4
1.492,9
1.723,9
2Q04
3Q04
4Q04
1Q05
2Q05
1S04
1S05

Net operating revenues for the quarter were R$ 812.4 million, maintaining stability (decrease of 1%) in relation to the same quarter of the prior year, and with a decrease of 10.9% in relation to 1Q05. This performance was influenced by the lower sales volume in the local and international markets, and the 11.8% appreciation of the Brazilian real in relation to the U.S. dollar, leading to an even higher decrease in export revenues. In the first quarter of 2005, Acesita operating revenues still reflected the peak of the increase in prices of steel products. The second quarter has already reflected the results arising from the start of the cycle of lowering prices.

Net revenues for the first six months of the year were R$ 1,723.9 million, a performance 15.5% higher than 1S04, reflecting the gains in efficiency of Acesita, at the same time as the increase in prices of steel products and the heating of the local market, which were starting at that time.

PRODUCTION COSTS

In the second quarter 2005, the quotation of Available Nickel informed by the LME (*London Metal Exchange*) reached its highest monthly average since the end of the 80's, of US$ 16,942/tonne in May, as a result of the escalating prices of this metal, noted as from the beginning of the first half of 2005, but which had been gradually occurring since the second half of 2003. While the average price of the second quarter 2004 had been US$ 12,505/tonne, the average for the same period in 2005 was US$ 16,411/tonne. This increase of 31.2% in the average quotation of the commodity that forms the most significant component within the cost of sales of Acesita is one of the factors that explains the drop of 4.8 percentage points in the Gross Margin of the Company.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Even applying the addition alloy mechanism in sales of stainless steel products to Brazil and in a significant part of exports of this product, in moments of downturn in prices of alloys, there is a trend for a greater impact on this margin because the formula of the extra-alloy is calculated with an average time lag of two months, which results in obtaining the effect of the increase after the appropriation of the cost of stainless steel sold, which considers the most recent prices considering the low levels of inventories with which the Company operates.

The quotations of other metals used as alloys in the production of special steels, such as molybdenum and chrome, have remained high since the beginning of the year. The effects of the increases in these raw materials on the production costs of Acesita were more strongly felt in the second quarter of the year.

Also, part of the increase in costs verified in 2Q05 in relation to the prior quarter resulted from the greater impact of the readjustment of iron ore in the formation of the average inventory prices.

During 1Q05, most of the increases in costs of this input material was included in inventories, considering the average terms of purchase, production and sales flows of the Company. In 1Q05, the inventories also included input materials purchased in 2004, before the adjustment, contributing to form an average price lower than that in 2Q05.

Analysis of Cost of Sales - Jan to Jun/05


Others 17%
Reducers 7%
Ores 4%
Depreciation of Fixed Assets 6%
Indirect Operating Costs 12%
Labor 3%
Energy 3%
Alloys 48%

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

In 2Q05, inventories produced in 1Q05, as well as in the current quarter, impacted by this increase, were recorded in Cost of Sales at an average cost higher than 1Q05, resulting in an increase in costs for the quarter under analysis compared to the prior quarter.

GROSS PROFIT

Gross profit for the quarter was R$ 253.7 million, with a margin of 31.2%, which resulted in an accumulated gross profit in the first half of the year of R$ 590.9 million, and a margin of 34.3%. In the comparison between the quarters, an increase in cost of sales is noted with a simultaneous decrease in net operating revenues leading to a decrease in profit and gross margin. This performance is mainly the result of increases in raw material prices (alloys and ores), even if most stainless steel sales are made through the additional alloy mechanism.


Gross Margin
36.0%
39.8%
39.7%
37.0%
31.2%
35.7%
34.3%
2Q04
3Q04
4Q04
1Q05
2Q05
1S04
1S05

The decrease in the profitability of exports as a result of the appreciation of the Brazilian real in relation to the U.S. dollar in the quarter also caused a negative effect in the gross margin for the quarter.

OPERATING EXPENSES

In the quarter, operating expenses amounted to R$ 77.9 million, representing a decrease of 1.6% in relation to the same quarter of the prior year. The change in the period reflects the decrease in "other operating expenses", which in the second quarter of 2004 included R$ 10.0 million of non-recurring pension provisions.

In comparison with 1Q05, operating expenses recorded a decrease of 3.6% as a result of lower selling expenses, which decreased from R$ 49.9 million to R$ 38.4 million. Selling expenses decreased due to a lower volume of exports and the consequent reduction in freight costs, agent commissions abroad, and insurance, in addition to the appreciation of the Brazilian real in relation to the U.S. dollar, which favorably impacts the expenses incurred in foreign currency.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Administrative expenses for the quarter amounted to R$ 36.7 million, increased by the payment of variable compensation to the employees and managers relating to 2004, and other non-recurring expenses.

The operating result (EBIT) for the quarter showed a reduction in comparison with prior quarters. EBIT amounted to R$ 175.8 million, decreasing 18.6% in relation to 2Q04 and 31.4% in relation to 1Q05, and the operating profitability margin (EBIT margin) was 21.6% compared to 26.3% in the same quarter of 2004 and 28.1% in the first quarter 2005. This performance is the result of the start of the descending curve of the steel market cycle and simultaneous increase in production costs.

OPERATING CASH GENERATION - EBITDA

With the beginning of the change in the strongly positive scenario of the steel industry market in the latest quarters, EBITDA for 2Q05 was R$ 208.4 million, a decrease of 16.8% and 29.1% in relation to 2Q04 and 1Q05, respectively. The result is still very positive, with a 25.7% margin, higher than the average of the steel industries in the segment of stainless products in the world.

EBITDA (R$ million) and EBITDA Margin (%)


30.5
35.1
34.4
32.3
25.7
30.9
29.2
251
290
291
294
208
461
503
2Q04
3Q04
4Q04
1Q05
2Q05
1S04
1S05
EBITDA (R$ million)
EBITDA Margin (%)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

In the six-month period, EBITDA totaled R$ 502.8 million, an increase of 9.0% over the same period of the prior year, influenced by the mix of greater profitability products sold in the last six-month period and the excellent situation of the market in the first quarter 2005.

EQUITY ACCOUNTING AND NON-OPERATING RESULTS

The equity in earnings of subsidiaries for the quarter was R$ 16.1 million, a decrease of 62.3% compared to the amount recorded in the same period of the prior year, because of the sale of CST shares held by Acesita which was formalized in November 2004. In comparison with the performance of 1Q05, the result for the quarter was R$ 13.0 million (413.8%) higher, mainly due to the positive impact of the exchange rate on liabilities in foreign currency of certain associated companies, as well as the dividends and interest on own capital received from Aços Villares S.A. In the first half year, the equity in earnings of subsidiaries was R$ 19.3 million.

The non-operating result for the six-month period was a net income of R$ 1.5 million, compared to a net expense of R$ 34.4 million in the first half of 2004, when the account still recorded provisions for the adjustment of the investment in CST to the expected realizable value.

FINANCIAL RESULTS

With a balanced capital structure arising from the reduction in the amount of debt and its cost, Acesita continued the reduction trend of financial expenses already noted in the latest quarters. In 2Q05, net financial expenses, excluding the effects of monetary variations, amounted to R$ 16.1 million and R$ 33.5 million in the six-month period, a decrease of 46.6% and 55.3%, respectively, compared to the same periods in the prior year.

The decision of Acesita not to renew the financial hedge of loans in foreign currency was correct since the debt exposure to the U.S. dollar was significantly reduced. Currently, the exchange rate exposure of Acesita is hedged by the current and future balance of its trade balance.

The appreciation of 11.8% of the Brazilian real in relation to the U.S. dollar in the quarter and its positive effect on the indebtedness in foreign currency led to the recording of an exchange gain of R$ 76.3 million in the period. In the second quarter 2004, when the exchange rate situation was inverted with a devaluation of 6.8% of the Brazilian real, the exchange loss amounted to R$ 80.6 million. The same situation is repeated in relation to the six-month period: in 2005, the exchange gain was R$ 71.5 million (Brazilian real appreciation of 11.5%) and in 2004 the exchange loss was R$ 102.0 million (Brazilian real devaluation of 7.6%).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

The gross debt at the end of June was R$ 935.2 million, a decrease of 26.0% in relation to March 31, 2005. The amounts stated in foreign currencies represented 87.4% of the total indebtedness, of which 88.7% referred to advances on exchange contracts and export prepayments, therefore, a natural hedge against exchange rate fluctuations.


Net Debt x EBITDA
2.239
4,8
463
1.600
3,0
522
934
1.098
0,9
699
1.185
0,6
2002
2003
2004
2Q05*
Consolidated Net Debt (R$ million)
Consoldated EBITDA (R$ million)
Net Debt / EBITDA

** EBITDA in the last 12 months (unaudited information)*


Analysis of Debt
Other
5%
Import financing
6%
BNDES Finame Finep
12%
6/30/05
77%
Advances on exchange contracts/ Export prepayments

INCOME TAX

The provision for income tax and social contribution on net income was R$ 63.2 million in the quarter, increasing the accumulated provision in the first half year to R$ 125.5 million. The amount provided in the quarter was R$ 28.7 million (83.4%) greater and in six-month period R$ 70.8 million (129.2%) greater than in the same periods of the prior year.

The provision for payment of income tax and social contribution for the six-month period is equivalent to 7.3% of net revenues and an effective rate of 25.6% on net income for the period.

Acesita still has accumulated income tax and social contribution losses for offset of R$ 1,280.9 million and R$ 1,313.2 million, respectively, reducing the effective tax rate as a result of the annual offset of 30% of taxable income.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

INVESTMENTS (CAPEX)

Investments totaled R$ 22.7 million in the quarter, which were mainly directed to the refurbishment of Blast Furnace II, the Company's largest, carried out between April 10 and May 8. During the second six-month period, only investments with maintenance and technological update of equipment are forecast.

Investments in the first six-month period totaled R$ 37.4 million, equivalent to 28.8% of the total R$ 130 million investments forecast for the year.

CAPITAL MARKET

After a long period of valuation considerably in excess of the IBOVESPA Index performance, the preferred shares of Acesita decreased 31.6% in the quarter, while the BOVESPA Index suffered a devaluation of 5.9%. During the period, 1,932 transactions were recorded involving approximately 11.6 million preferred shares, a volume 46.8% lower than the same quarter in the prior year. The daily average negotiated in BOVESPA was R$ 6.2 million, a decrease of 21.2% in relation to the volume negotiated during 2Q04.

Performance of the preferred share PN

Average daily volume 2Q05 (R$ thousand)	6,234
Average daily volume 2Q05 (shares)	184,076
Closing quotation - Jun/05	28.90
g quotation - Mar/05	42.28
Closing quotation - Dez/04	38.79
Closing quotation - Sept/04	33.30
Closing quotation - Jun/04	24,10
Share profiitability - 2Q05	-31.6%
Share profitability - 12 months	19.9%
Ibovespa profitability- 2Q05	-5.9%
Ibovespa profitability - 12 months	18.5%

Acesita shares were traded in 100% of the trading sessions of BOVESPA, equivalent to 5.6% of the total transactions (3.8% of the financial volume) of the steel sector.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance


Acesita PN x Ibovespa
(Base 100 = 06/30/04)
230
210
190
170
150
130
110
90
70
6/30/2004
7/30/2004
8/30/2004
9/30/2004
10/30/2004
11/30/2004
12/30/2004
1/30/2005
2/28/2005
3/30/2005
4/30/2005
5/30/2005
6/30/2005
+ 20%
+ 19%
ACES4
Ibovespa

ACESITA LEADS THE FORBES BRAZIL RANKING IN 2004

Acesita was elected by the Forbes Brazil magazine as the leader in performance of the 200 largest Brazilian publicity-traded companies in 2004. The Platinum special edition of the magazine presents the results of the survey made by the consulting firm Economática, which classifies companies in accordance with ROE (Return on Equity), net income and liquidity in stock exchanges. Acesita, with a growth of 189% net income, and the largest valuation among shares that comprise the IBOVESPA index, obtained first position not only in the steel and ore products sector but also in the general raking, which is comprised of companies from 16 economic sectors and one further sector "others", which includes companies that do not have any other similar in the group researched.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

PROSPECTS

The strict monetary policy adopted by the Brazilian government and the non-confirmation of a strong return to economic growth in the developed countries has contributed to the prospect of a moderate increase in the level of economical activities.

With regard to the steel sector, the second quarter 2005 has already indicated that the cycle of high increase in demand and prices noted up to the first quarter of the year has reached its end, as expected in a typically cyclical sector as the stainless steel industry. With the strong increase in prices of steel products, mills all over the world started to produce at total capacity in addition to the start of operations of new steel and cold rolling mills, mainly in China, leading to an excess of supply, a consequent increase in world inventories and decrease in prices.

The prospects for the next quarter are an increase in the trend of retraction in the world steel market, mainly for stainless steel, which should also affect the domestic market since it follows the international market trend. Also, the appreciation of the Brazilian real in relation to the U.S. dollar increases the pressure on stainless steel prices quoted in Brazilian reais.

With regard to the carbon / alloyed steels, there is no significant prospect of change in the local market for the coming months, which should continue retracted as a consequence of the smaller crops and lower prices of agricultural commodities, since the machinery and farming implements industry is the main purchaser of this line of steel.

The exception is the local and international markets for silicon steels, especially those grains oriented, since their use is directly related to projects for investments in the energy sector announced by the government.

Acesita is working with the possibility of a more adverse scenario for the sector in the third quarter of 2005. For this reason, following the example of other large world steel plants that operate in the special steel segment, it has brought forward the vacations of a group of employees of the mill, as a result of the decrease of approximately 30 thousand tonnes in the sales forecast for semi-finished products. On the other hand, as the Company has been operating with solid operational and financial bases, obtained following the general restructure carried out in recent years, and with a production cost among the lowest in the special steel sector, it has better conditions than the average companies of this segment to face this period with satisfactory results.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Summarizing, the main aspects to be followed in the next quarters are the impact of exchange rate charges on the results of operations, the price of nickel and the level of local and international economic activity. The first, the foreign exchange rate, has a strong influence on the Company's results, since most of the indebtedness is linked to the U.S. dollar. The continuity of a weakened U.S. dollar scenario brings exchange gains to the results of operations (accounting effect) but, on the other hand, compromises the competitiveness of our products in the international market. The second, the price of nickel, has a direct impact on our production costs. To minimize the effects of the volatilities of the price of nickel on our margins, we carry out hedge transactions on the London Metal Exchange (LME). The third, the level of economic activity, has a direct correlation with the sale of our products, which strongly depend on the level of income and investments.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)		9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)	
01	ACESITA SERVICOS, COM. IND. PART LTDA.	60.500.121/0001-24	CLOSED SUBSIDIARY	100.00	12.70
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES		128,832		128,832	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

10.01 - Characteristics of Public or Private Issues of Debentures

1 – Item	01
2 – Order number	05
3 – CVM registration number	CVM/SRE/DEB/2002/040
4 – Date of registration with CVM	12/9/2002
5 – Issued series	UN
6 – Type of issue	Simple
7 – Nature of issue	Public
8 – Date of issue	12/1/2002
9 – Date of maturity	12/1/ 2006
10 – Type of debenture	Subordinated
11 – Current remuneration	90% of the CDI interest rate
12 - Premium/discount	
13 – Nominal value (reais)	10,936.80
14 – Amount issued (thousands of reais)	464,322
15 – Debentures issued (unit)	42,455
16 – Outstanding debentures (unit)	0
17 – Treasury debentures (unit)	42,455
18 – Redeemed debentures (unit)	0
19 – Converted debentures (unit)	0
20 – Debentures to place (unit)	0
21 – Date of last renegotiation	12/1/2004
22 – Date of next event	12/1/2006

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

17.01 - Report on the Special Review – Without exceptions

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
ACESITA S.A.

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Acesita S.A. for the quarters and periods ended June 30 and March 31, 2005 and June 30, 2004. This information is the responsibility of the Company's management.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

17.01 - Report on the Special Review – Without exceptions

4 Our reviews were carried out for the purpose of issuing a report on the accounting information referred to in the first paragraph, taken as a whole. The statements of cash flows and of added value are presented to provide supplementary information on the Company, and are not required as an integral part of the Quarterly Information (ITR). The statements of cash flows and of added value for the quarters and periods ended June 30, 2005 and 2004 were subjected to the review procedures described in the second paragraph and we are not aware of any material modifications that should be made to the Quarterly Information (ITR) taken as a whole.

Belo Horizonte, July 27, 2005

PricewaterhouseCoopers
Auditores Independentes

Rogério Roberto Gollo
Contador CRC 1RS044214/O-9 "S" MG
CRC 2SP000160/O-5 "S" MG

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA SERVIÇOS COM. IND. PART. LTDA.

18.01 - Statement of Income of the Subsidiary/Associated Company (R$ thousand)

1 – Code	2 – Description	3 - 4/1/2005 to 6/30/2005	4 - 1/1/2005 to 6/30/2005	5 - 4/1/2004 to 6/30/2004	6 - 1/1/2004 to 6/30/2004
3.01	Gross sales and/or service revenues	96,602	187,838	88,276	163,721
3.02	Revenue deductions	(26,852)	(52,569)	(24,819)	(45,096)
3.03	Net sales and/or service revenues	69,750	135,269	63,457	118,625
3.04	Cost of sales and/or services	(56,292)	(108,389)	(47,334)	(88,497)
3.05	Gross profit	13,458	26,880	16,123	30,128
3.06	Operating expenses/income	(4,806)	(10,527)	(1,479)	(7,889)
3.06.01	Selling	(6,520)	(11,988)	(6,308)	(11,987)
3.06.01.01	Personnel expenses/labor charges	(2,868)	(5,835)	(2,311)	(4,709)
3.06.01.02	Selling expenses	(2,188)	(4,397)	(2,080)	(3,940)
3.06.01.03	Export expenses	(2)	(28)	(4)	(5)
3.06.01.04	Other	(1,462)	(1,728)	(1,913)	(3,333)
3.06.02	General and administrative	(2,276)	(4,841)	(1,398)	(3,720)
3.06.02.01	Personnel compensation/social charges	(795)	(1,745)	(638)	(1,414)
3.06.02.02	Rent	(36)	(73)	(30)	(61)
3.06.02.03	Services rendered by third parties	(543)	(1,241)	(379)	(797)
3.06.02.04	Taxes, charges and fines	(34)	(59)	(95)	(195)
3.06.02.05	Depreciation and amortization	(476)	(916)	(70)	(134)
3.06.02.06	Other	(392)	(807)	(186)	(1,119)
3.06.03	Financial, net	(3,477)	(7,104)	(1,743)	(1,748)
3.06.03.01	Financial income	1,083	1,767	580	1,391
3.06.03.02	Financial expenses	(4,560)	(8,871)	(2,323)	(3,139)
3.06.04	Other operating income	547	888	0	0
3.06.05	Other operating expenses	2,804	2,822	(1,645)	(1,536)
3.06.05.01	Monetary variations, net	2,907	3,010	(1,691)	(1,872)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA SERVIÇOS COM. IND. PART. LTDA.

18.01 - Statement of Income of the Subsidiary/Associated Company (R$ thousand)

1 – Code	2 – Description	3 - 4/1/2005 to 6/30/2005	4 - 1/1/2005 to 6/30/2005	5 - 4/1/2004 to 6/30/2004	6 - 1/1/2004 to 6/30/2004
3.06.05.02	Other	(103)	(188)	46	336
3.06.06	Equity in the earnings of subsidiaries	4,116	9,696	9,615	11,102
3.07	Operating profit	8,652	16,353	14,644	22,239
3.08	Non-operating results	(1,353)	(2,706)	(1,353)	(2,730)
3.08.01	Income	0	0	0	0
3.08.02	Expenses	(1,353)	(2,706)	(1,353)	(2,730)
3.08.02.03	Goodwill on investments	(1,353)	(2,706)	(1,353)	(2,706)
3.08.02.04	Other	0	0	0	(24)
3.09	Profit before taxation and profit sharing	7,299	13,647	13,291	19,509
3.10	Provision for income tax and social contribution on net income	(98)	(98)	(1,495)	(2,765)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	7,201	13,549	11,796	16,744
	Number of shares (thousand), excluding treasury stock	128,832	128,832	128,832	128,832
	Net income per share	0.05589	0.10517	0.09156	0.12997
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Company

Company name **ACESITA SERVIÇOS, COM. IND. PART. LTDA.**

18.02 – Comments on Company Performance

Although the Company presents a growth in net sales for the first six-month period of 2005 in relation to the same prior year period, the net income is not higher because of the significant increase in financial expenses resulting from financing inventories through vendor transactions.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2005

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

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